EXHIBIT 99.2

CUSIP No. 398132100

Proposal

July 15, 2019

The Board of Directors

Gridsum Holding Inc.

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Dear Sirs:

Mr. Guosheng Qi, Mr. Guofa Yu and their respective affiliated entities (collectively, the “Management”), and Beta Dynamic Limited (the “Initial Sponsor”), an affiliate of Hammer Capital Private Investments Limited, are pleased to submit this preliminary non-binding proposal to acquire Gridsum Holding Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of 38.2%, 30.1% and 20.3% to the closing price on the last trading day, and the volume-weighted average closing price during the last 30 and 60 trading days, respectively.

1.

Consortium. The Management and the Initial Sponsor (collectively, the “Consortium Members”) have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition.

2.

Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company) will be US$3.80 in cash, or US$3.80 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition).

3.

Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing will be provided by the Consortium Members in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by loans from third party financial institutions. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.

Due Diligence. We have engaged Hogan Lovells as our international legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements.

5.

Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.

Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of the Management in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that the Management will recuse themselves from participating in any Board deliberations and decisions related to the Acquisition.

7.

Confidentiality. The Management will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.

No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

*  *  *

Sincerely,

Guosheng Qi

/s/ Guosheng Qi

Generation Gospel Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guofa Yu

/s/ Guofa Yu

Garden Enterprises Ltd.

By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

Fairy Spirit Limited

By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Beta Dynamic Limited

By:	/s/ CHEUNG Siu Fai
Name:	CHEUNG Siu Fai
Title:	Director